UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Appointment of Chief Revenue Officer

On October 21, 2025, Freightos Limited (the “Company”) appointed Michael Netter as its Chief Revenue Officer. Prior to joining the Company, Mr. Netter served as the VP EMEA of Proemion, a IoT/Industry 4.0 software company, since August 2024. Previously, he served as the Chief Revenue Officer at Synfioo, a provider of a software platform for Process-ETA calculation and real-time multimodal transportation monitoring, from January 2021 to March 2022, until that company was acquired by project44, and then served as VP Intermodal at project44 from March 2022 through December 2023. Before that, Mr. Netter served as Vice President, Sales and Chief Sales Officer at Voycer from October 2019 through December 2020, and, prior to that, as the Vice President Central Europe at Corporate Visions from June 2015 through May 2019. Prior to the foregoing positions, Mr. Netter held various positions related to strategic sales, sales execution and business development. He received a Master of Computer Science from Georg-August-Universität Göttingen, magna cum laude, in 2008. Michael is also a Chief Health Information Officer by degree, having earned a Bachelor of Applied Healthcare Informatics from Göttingen University, cum laude, in 2007.

On November 10, 2025, the Company issued a press release announcing Mr. Netter’s hiring. A copy of that press release serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated November 10, 2025, entitled “Freightos Appoints Michael Netter as CRO to Drive Global Go-to-Market Strategy”

Incorporation by Reference

The information in this Form 6-K (but excluding Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 10, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel